Pembina Pipeline Corporation Reports Results for the Third Quarter of 2025 and Provides Business Update
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, November 6, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the third quarter of 2025.
Highlights
•Quarterly Results - Reported third quarter earnings of $286 million, adjusted EBITDA of $1,034 million, and adjusted cash flow from operating activities of $648 million ($1.12 per share).
•Adjusted EBITDA Guidance - Pembina has updated its 2025 adjusted EBITDA guidance range to $4.25 billion to $4.35 billion (previously $4.225 billion to $4.425 billion).
•New Commercial Agreements - Pembina has signed new transportation agreements on the Peace Pipeline for the renewal and addition of volumes totaling approximately 50,000 barrels per day ("bpd") with a weighted average term of approximately 10 years.
•Alliance Pipeline - The long-term contractual profile of Alliance Pipeline has been strengthened with shippers taking advantage of a one-time term extension option and electing a new 10-year toll on approximately 96 percent of the firm capacity available.
•Advancing Pipeline Expansions - Pembina continues to advance more than $1 billion of proposed pipeline expansions to meet rising transportation demand from growing production across the Montney, Duvernay, and Deep Basin plays.
•Cedar LNG - As previously disclosed, Pembina has entered into a 20-year agreement with PETRONAS related to 1.0 million tonnes per annum ("mtpa") of Pembina’s 1.5 mtpa of capacity at the Cedar LNG facility.
•Greenlight Electricity Centre - As previously disclosed, Pembina and its partner, Kineticor continue to make significant progress towards the commercialization of the Greenlight Electricity Centre ("Greenlight") and anticipate a final investment decision ("FID") in the first half of 2026.

Financial and Operational Overview

	3 Months Ended September 30			9 Months Ended September 30
($ millions, except where noted)	2025	2024	Change	2025	2024	Change
Revenue	1,791	1,844	(53)	5,865	5,239	626
Net revenue(1)	1,211	1,259	(48)	3,738	3,393	345
Operating expenses	259	277	(18)	720	706	14
Gross profit	658	747	(89)	2,366	2,292	74
Adjusted EBITDA(1)	1,034	1,019	15	3,214	3,154	60
Earnings	286	385	(99)	1,205	1,302	(97)
Earnings per common share – basic and diluted (dollars)	0.43	0.60	(0.17)	1.88	2.08	(0.20)
Cash flow from operating activities	810	922	(112)	2,440	2,312	128
Cash flow from operating activities per common share – basic (dollars)	1.39	1.59	(0.20)	4.20	4.06	0.14
Adjusted cash flow from operating activities(1)	648	724	(76)	2,123	2,343	(220)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.12	1.25	(0.13)	3.65	4.11	(0.46)
Capital expenditures	178	262	(84)	549	713	(164)
(1)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2025			2024			2025			2024
($ millions, except where noted)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,750	477	630	2,738	433	593	2,775	1,468	1,953	2,684	1,373	1,847
Facilities	861	58	354	810	131	324	861	384	1,030	823	489	974
Marketing & New Ventures	348	68	99	344	125	159	340	342	383	319	324	490
Corporate	—	(205)	(49)	—	(215)	(57)	—	(624)	(152)	—	(1,210)	(157)
Income tax (expense) recovery	—	(112)	—	—	(89)	—	—	(365)	—	—	326	—
Total		286	1,034		385	1,019		1,205	3,214		1,302	3,154
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2024, and Pembina's Management's Discussion and Analysis dated November 6, 2025 for the three and nine months ended September 30, 2025, filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Executive Overview and Business Update
2025 Guidance
Based on year-to-date results and the current commodity price outlook for the remainder of the year, Pembina has updated its 2025 adjusted EBITDA guidance range to $4.25 billion to $4.35 billion (previously $4.225 billion to $4.425 billion).
Business Update
In executing its strategy, Pembina strives to ensure the long-term resilience of its business and provide investors with visibility to attractive growth through the end of the decade, and beyond. The continued execution of Pembina's strategy is highlighted by the following recent and ongoing developments.
Contracting Successes in the Base Business
•Through ongoing contracting success, Pembina continues to show the value of its conventional pipeline systems, including the Peace Pipeline, in serving customer demand for transportation service within the growing Western Canadian Sedimentary Basin ("WCSB"). Pembina has successfully recontracted substantially all volumes available for renewal under contracts expiring in 2025 and 2026. In particular, Pembina recently signed new transportation agreements on the Peace Pipeline system for the renewal and addition of volumes totaling approximately 50,000 bpd. The contracts have a weighted average term of approximately 10 years and include the dedication of certain lands and facilities for the duration of the terms. Approximately 80 percent of the volumes are currently being serviced, with the renewals taking effect in the fourth quarter of 2025 and the new volumes taking effect in 2026.
•Consistent with Pembina's previously disclosed expectations, recent shipper elections on Alliance Pipeline have significantly strengthened its long-term contractual profile. The negotiated settlement between Alliance Pipeline Limited Partnership and shippers and interested parties on the Canadian portion of Alliance Pipeline included a revised term-differentiated toll schedule which established a new 10-year toll and reduced the existing 1-year, 3-year, and 5-year tolls. Under the settlement, long-term shippers were provided a one-time term extension option, enabling them to take advantage of the new term-differentiated tolls, effective November 1, 2025. Shippers subsequently elected the 10-year toll option on approximately 96 percent of the 1.325 billion cubic feet per day of firm capacity available.
Industry-Leading Project Execution
Pembina continues to demonstrate its industry-leading project execution and ability to deliver capital projects that provide strong returns and a competitive service offering. Pembina and Pembina Gas Infrastructure ("PGI") are nearing completion on approximately $850 million (gross) of projects that are expected to enter service throughout the first half of 2026.
•Construction of RFS IV, a new 55,000 bpd propane-plus fractionator within Pembina's Redwater Complex, has progressed to approximately 75 percent complete. The project continues to trend under budget with an expected in-service date in the second quarter of 2026.
•PGI's Wapiti Expansion will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross). During the third quarter of 2025, construction activities progressed, with tie-in work nearing completion. The project is trending on budget with an expected in-service date in the first quarter of 2026.
•PGI is developing a 28-megawatt ("MW") cogeneration facility at its K3 Plant, which is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers' exposure to power prices. During the third quarter of 2025, engineering work was completed and construction activities progressed. The project is trending under budget with an expected in-service date in the first quarter of 2026.
Investing to Meet Growing Demand for Transportation Service
Pembina is well advanced on development of approximately $1 billion of conventional pipeline projects. These investments would be supported by a combination of long-term take-or-pay agreements, a cost-of-service structure, and land and facility dedications. In addition to enabling WCSB growth and positioning Pembina to win new liquids transportation opportunities, these projects would also support the Company's downstream value chain, including utilization of the Redwater Complex and marketing business.
Engineering activities are ongoing and subject to regulatory and board approval, Pembina expects to move forward with each of the following expansions:
•Fox Creek-to-Namao Expansion - an expansion of the Peace Pipeline system that, through the addition of new pump stations, would add approximately 70,000 bpd of propane-plus capacity to the market delivery pipelines from Fox Creek, Alberta to Namao, Alberta. A FID is expected by the end of 2025.
•Taylor-to-Gordondale Project - a new approximately 89-kilometer pipeline, associated pump station, and facility upgrades, proposed by Pouce Coupé Pipe Line Ltd. (a subsidiary of Pembina) connecting mostly condensate volumes from Taylor, British Columbia to the Gordondale, Alberta area. A FID is anticipated in 2026.
•Birch-to-Taylor NEBC System Expansion - a new 95-kilometre pipeline and facility upgrades that would add propane-plus and condensate capacity to that segment of the NEBC Pipeline system. A FID is expected in 2026.
Following successfully contracting the Nipisi Pipeline to serve growing volumes from the Clearwater area, Pembina expects the pipeline to be highly utilized in 2026. With the expectation of continued growth from the Clearwater area and strong customer demand for incremental service, Pembina is currently evaluating opportunities to increase egress capacity, including the optimization or expansion of the Nipisi Pipeline and the re-purposing of existing underutilized assets.
Alliance Pipeline previously solicited non-binding expressions of interest ("EOI") for a new short-haul point-to-point transportation service on the Canadian segment of its system in northwest Alberta. The proposed expansion would provide natural gas delivery to a new meter station in Fort Saskatchewan for up to 350 million standard cubic feet per day of incremental capacity with an anticipated in-service date in the fourth quarter of 2029, pending all necessary approvals. Based on the results of the EOI, Alliance Pipeline is planning to launch a binding open season in the first quarter of 2026 for all interested parties.
Cedar LNG - Capacity Contracted and Construction Update
As previously disclosed, subsidiaries of Pembina and Petroliam Nasional Berhad ("PETRONAS"), have entered into a 20-year agreement (the "LNG Agreement") related to 1.0 mtpa of Pembina’s liquefaction capacity at the Cedar LNG facility ("Cedar LNG").
The LNG Agreement is a synthetic liquefaction service structure under which Pembina will provide transportation and liquefaction capacity to PETRONAS and receive a stable long-term, take-or-pay revenue stream with the potential for incremental value enhancement.
The LNG Agreement is an extension of the Company's existing relationship with PETRONAS, a global LNG industry leader and one of the largest gas producers in Canada. It is also an important development in Pembina's ongoing expansion of its export business. It further validates Cedar LNG and highlights the strong demand for global export capacity given the clear advantages of Canadian West Coast LNG, including competitively priced feedstock and advantaged shipping distances to Asian markets. It also demonstrates Pembina’s commitment to delivering growth and executing its strategy within the Company's long-standing financial guardrails.
Pembina previously signed a 20-year take-or-pay liquefaction tolling service agreement for 1.5 mtpa of LNG to support the FID on Cedar LNG in June 2024 and ultimately maintain key project timing and economic parameters, with the expectation of remarketing the capacity at a later stage. The LNG Agreement with PETRONAS marks a significant first step in Pembina’s remarketing efforts. Pembina expects to reach definitive agreements for the remaining 0.5 mtpa of capacity by the end of 2025.
The 3.3 mtpa, US$4 billion (gross) Cedar LNG project remains on time and on budget. Construction of the floating LNG vessel, including the hull and top side facilities remains on schedule. Cedar LNG has significantly advanced the onshore construction work. Pipeline construction is ahead of schedule, including the completion of all horizontal directional drill (HDD) crossings, a major achievement that derisks that portion of the project. Tree clearing on the transmission line right of way is underway and work on the marine terminal site continues with construction of the retaining wall progressing. Cedar LNG is expected to be in service in late 2028.
Greenlight Electricity Centre Advances Towards Commercialization
Pembina and Kineticor, an OPTrust portfolio company, continue to make significant progress towards the commercialization of the proposed Greenlight Electricity Centre. Greenlight is a proposed multi-phased natural gas-fired combined cycle power generation facility, to be located in Sturgeon County, Alberta, with a capacity of up to approximately 1,800 MW designed to advance Alberta's innovation economy.

As previously disclosed, recent achievements include securing a 907 MW power grid allocation, which was subsequently assigned to a potential customer of Greenlight (the "Customer") to enable development of the Customer's innovation infrastructure development as early as 2027, prior to the startup of Greenlight in 2030. In addition, a recently signed agreement with a reputable manufacturer provides certainty of availability and delivery timing of two turbines to support the approximately 900 MW first phase of Greenlight. Pembina and Kineticor continue to progress towards a final investment decision in the first half of 2026.
Greenlight represents an on-strategy extension of Pembina’s existing value chain and an opportunity to enhance growth by investing in long-term contracted infrastructure with an investment grade counterparty, while diversifying its customer base. Greenlight would also create incremental demand for natural gas and associated liquids production within western Canada. Pembina is well positioned to leverage the assets and capabilities of its current core business to further support the project and serve customer demand for gas egress and liquids handling and transportation. Most notably, the proximity of Pembina's Alliance Pipeline offers a potential accretive expansion opportunity to supply natural gas to Greenlight. As noted above, Alliance Pipeline is planning to launch a binding open season in the first quarter of 2026 for all interested parties.
Financial & Operational Highlights
Adjusted EBITDA
Change in Third Quarter Adjusted EBITDA ($ millions)(1)

(1)    Refer to "Non-GAAP and Other Financial
Pembina reported adjusted EBITDA of $1,034 million in the third quarter, representing a $15 million or one percent increase over the same period in the prior year.
Pipelines reported adjusted EBITDA of $630 million for the third quarter, representing a $37 million or six percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher demand on seasonal contracts on Alliance Pipeline;
•higher revenue on the Peace Pipeline system due to increased tolls, mainly related to contractual inflation adjustments;
•higher interruptible volumes on the Peace Pipeline system;
•higher contracted volumes on the Nipisi Pipeline; and
•lower firm tolls on the Cochin Pipeline, due to recontracting in July 2024, and lower interruptible volumes due to narrower condensate price differentials, offset by higher contracted volumes as the third quarter of

2024 was impacted by a contracting gap from mid-July to August 1, 2024, associated with the return of line fill to certain customers.
Facilities reported adjusted EBITDA of $354 million for the third quarter, representing a $30 million or nine percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•higher contribution from PGI, primarily related to transactions with Whitecap Resources Inc., higher capital recoveries due to a turnaround, and higher volumes at the Duvernay Complex.
Marketing & New Ventures reported adjusted EBITDA of $99 million for the third quarter, representing a $60 million or 38 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:
•lower net revenue due to a decrease in NGL margins as a result of lower NGL prices, coupled with higher input natural gas prices at Aux Sable;
•higher NGL marketed volumes, including no similar impact of the nine-day outage at Aux Sable in 2024; and
•lower realized gains on crude oil-based derivatives, partially offset by lower realized losses on NGL-based derivatives.
Corporate reported adjusted EBITDA of negative $49 million for the third quarter, representing a $8 million or 14 percent increase compared to the same period in the prior year, primarily reflecting lower long-term incentive costs, partially offset by increases in other general and administrative expenses.
Earnings
Change in Third Quarter Earnings ($ millions)
Pembina reported third quarter earnings of $286 million, representing a $99 million or 26 percent decrease over the same period in the prior year.
Pipelines had earnings in the third quarter of $477 million, representing a $44 million or 10 percent increase over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to the recognition of a gain on the sale of the north segment of Western Pipeline, offset by higher depreciation and amortization due to the decrease in the estimated useful life of an intangible asset.
Facilities had earnings in the third quarter of $58 million, representing a $73 million or 56 percent decrease over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to a share of loss from PGI due to an impairment of $146 million (net to Pembina, after tax) recognized in the third quarter of 2025 on certain PGI assets, and depreciation expense resulting from a larger asset base following recent transactions and asset upgrades, partially offset by the recognition of a gain following the amendment of PGI's credit facility in the third quarter of 2025, lower losses recognized by PGI on interest rate derivative financial instruments, and lower unrealized losses on commodity-related derivatives.
Marketing & New Ventures had earnings in the third quarter of $68 million, representing a $57 million or 46 percent decrease over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change in earnings was due to a lower share of loss from Cedar LNG, primarily due to the impact of hedging activities on the credit facility.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the fourth quarter of 2025 of $0.71 per share, to be paid, subject to applicable law, on December 31, 2025, to shareholders of record on December 15, 2025. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S.$0.5028 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7082. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Third Quarter 2025 Conference Call & Webcast
Pembina will host a conference call on Friday, November 7, 2025, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers, and media representatives to discuss results for the third quarter of 2025. The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Friday, November 14, 2025, at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 43626 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/Presentations & Events, or by entering: https://events.q4inc.com/attendee/317616572 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's updated 2025 adjusted EBITDA guidance, as well as the factors impacting such future results; Pembina's 2026 guidance, including the timing for issuance thereof; future pipeline, processing, fractionation and storage facility and system operations and throughput levels; treatment under existing and potential governmental policies and regulations, including expectations regarding their impact on Pembina; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about current and future market conditions, industry activities and development opportunities, as well as the anticipated impacts thereof, including general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB and the drivers thereof, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including Cedar LNG, RFS IV, PGI's Wapiti Expansion, PGI's K3 cogeneration facility, the Fox Creek-to-Namao Peace Pipeline expansion, the Birch-to-Taylor NEBC System expansion, the Taylor to Gordondale project, and the Greenlight Electricity Centre, including the outcomes, timing and anticipated benefits thereof; statements regarding commercial discussions regarding the assignment of Pembina's remaining contracted capacity for Cedar LNG, including the timing thereof; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; statements regarding optimization and expansion opportunities being evaluated or pursued by Pembina, including future actions which may be taken by Pembina in connection with such opportunities and the outcomes thereof; planning, construction, locations, capital expenditure and funding estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; and expectations regarding existing and future commercial agreements, including the expected timing and benefit thereof.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions, including the outcome of regulatory hearings, and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contractual counterparties ; actions by governmental or regulatory authorities, including changes in laws and treatment, changes in royalty rates, regulatory decisions, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; Pembina's ability to realize the anticipated benefits of recent acquisitions; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; new Canadian and/or U.S. trade policies or barriers, including the imposition of new tariffs, duties or other trade restrictions; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, including changes in trade relations between Canada and the U.S., and public opinion thereon; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 27, 2025 for the year ended December 31, 2024 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the updated 2025 adjusted EBITDA guidance contained herein on November 6, 2025. The purpose of these financial outlooks is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated November 6, 2025 for the quarter ended September 30, 2025 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	882	860	300	282	861	938	(252)	(236)	1,791	1,844
Cost of goods sold	10	9	—	—	739	732	(169)	(156)	580	585
Net revenue	872	851	300	282	122	206	(83)	(80)	1,211	1,259

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	2,650	2,438	902	807	3,080	2,663	(767)	(669)	5,865	5,239
Cost of goods sold	37	35	—	—	2,597	2,279	(507)	(468)	2,127	1,846
Net revenue	2,613	2,403	902	807	483	384	(260)	(201)	3,738	3,393
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in gross profit and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations. Pembina's subsequent acquisition of the remaining interest in Aux Sable's U.S. operations in the third quarter of 2024 resulted in all of Aux Sable's results being included in the adjusted EBITDA calculation beginning on August 1, 2024.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance. The most directly comparable financial measure to adjusted EBITDA that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is earnings.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	477	433	58	131	68	125	(205)	(215)	286	385
Income tax expense	—	—	—	—	—	—	—	—	112	89
Adjustments to share of profit from equity accounted investees	1	2	245	139	13	49	—	—	259	190
Net finance costs	7	6	3	3	3	1	140	139	153	149
Depreciation and amortization	162	153	48	50	16	15	15	13	241	231
Unrealized gain from derivative instruments	—	—	—	—	(1)	(18)	—	—	(1)	(18)
Non-controlling interest(1)	—	—	—	—	—	(2)	—	—	—	(2)
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	1	4	1	4
(Gain) loss on disposal of assets, other non-cash provisions, and other	(17)	(1)	—	1	—	(11)	—	2	(17)	(9)
Adjusted EBITDA	630	593	354	324	99	159	(49)	(57)	1,034	1,019
Adjusted EBITDA per common share – basic (dollars)									1.78	1.76

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss)	1,468	1,373	384	489	342	324	(624)	(1,210)	1,205	1,302
Income tax expense (recovery)	—	—	—	—	—	—	—	—	365	(326)
Adjustments to share of profit from equity accounted investees	3	46	484	350	19	58	—	—	506	454
Net finance costs	19	19	9	8	7	4	419	367	454	398
Depreciation and amortization	479	412	152	128	53	47	47	40	731	627
Unrealized (gain) loss from derivative instruments	—	—	—	—	(41)	129	—	—	(41)	129
Non-controlling interest(1)	—	—	—	—	—	(12)	—	—	—	(12)
Loss on acquisition	—	—	—	—	—	—	—	616	—	616
Derecognition of insurance contract provision	—	—	—	—	—	(34)	—	—	—	(34)
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	5	18	5	18
(Gain) loss on disposal of assets, other non-cash provisions, and other	(16)	(3)	1	(1)	3	(26)	1	12	(11)	(18)
Adjusted EBITDA	1,953	1,847	1,030	974	383	490	(152)	(157)	3,214	3,154
Adjusted EBITDA per common share – basic (dollars)									5.53	5.53
(1)    Presented net of adjusting items.
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of (loss) profit from equity accounted investees	(1)	(1)	(51)	34	(14)	(50)	(66)	(17)
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	—	1	7	69	13	49	20	119
Income tax (recovery) expense	—	—	(17)	9	—	—	(17)	9
Depreciation and amortization	1	1	62	53	—	—	63	54
Unrealized loss on commodity-related derivative financial instruments	—	—	—	8	—	—	—	8
Impairment expense	—	—	193	—	—	—	193	—
Total adjustments to share of profit from equity accounted investees	1	2	245	139	13	49	259	190
Adjusted EBITDA from equity accounted investees	—	1	194	173	(1)	(1)	193	173

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2025	2024	2025	2024	2025	2024	2025	2024
Share of profit (loss) from equity accounted investees	—	42	60	172	(22)	(19)	38	195
Adjustments to share of profit (loss) from equity accounted investees:
Net finance costs	1	7	81	138	19	51	101	196
Income tax expense	—	—	19	50	—	—	19	50
Depreciation and amortization	2	39	191	155	—	7	193	201
Unrealized loss on commodity-related derivative financial instruments	—	—	1	5	—	—	1	5
Impairment expense and other non-cash provisions	—	—	192	2	—	—	192	2
Total adjustments to share of profit from equity accounted investees	3	46	484	350	19	58	506	454
Adjusted EBITDA from equity accounted investees	3	88	544	522	(3)	39	544	649
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting distributions to non-controlling interests and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to exclude current tax expense and accrued share-based payment expense, and to include the impact of cash paid for taxes and share-based compensation, as it allows management to better assess the obligations discussed below.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.
Following completion of Pembina acquiring a controlling ownership interest in Alliance and Aux Sable on April 1, 2024, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations. On August 1, 2024, Pembina acquired the remaining interest in Aux Sable's U.S. operations.

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2025	2024	2025	2024
Cash flow from operating activities	810	922	2,440	2,312
Cash flow from operating activities per common share – basic (dollars)	1.39	1.59	4.20	4.06
Add (deduct):
Change in non-cash operating working capital	(23)	(136)	(57)	(30)
Current tax expense	(102)	(48)	(338)	(188)
Taxes paid, net of foreign exchange	30	62	157	352
Accrued share-based payment expense	(38)	(40)	(66)	(79)
Share-based compensation payment	3	—	89	86
Preferred share dividends paid	(32)	(34)	(102)	(98)
Distributions to non-controlling interest	—	(2)	—	(12)
Adjusted cash flow from operating activities	648	724	2,123	2,343
Adjusted cash flow from operating activities per common share – basic (dollars)	1.12	1.25	3.65	4.11

____________________

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com